ROHM AND HAAS COMPANY
                           THIRD QUARTER '95

                           ID: COVER GRAPHIC

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FINANCIAL HIGHLIGHTS (Millions of dollars, except earnings per share)
--------------------------------------------------------------------------
                               Third Quarter             Nine Months
                         ------------------------  -----------------------
                                          Percent                  Percent
                          1995    1994    Change    1995    1994    Change
                         ------------------------  -----------------------
Net sales                $ 942   $ 874       8     $2,969  $2,674     11
Net earnings                59      55       7        225     217      4
Net earnings per
   common share          $ .85   $ .78       9     $ 3.24  $ 3.12      4
--------------------------------------------------------------------------

SALES BY BUSINESS GROUP
Millions of dollars
-----------------------
            Polymers, Resins and Monomers $460
                 Agricultural Chemicals $93
                      Performance Chemicals $223
                           Plastics $166

                        ID: GRAPHIC (PIE CHART)

SALES BY CUSTOMER LOCATION
Millions of dollars
--------------------------
            North America $531
                 Latin America $58
                      Europe $216
                           Pacific $137

                        ID: GRAPHIC (PIE CHART)

                           CHAIRMAN'S LETTER

The economic slowdown we saw in North America earlier in the year spread to other parts of the world during the third quarter. Slower economies translated into lower demand for our products. Unit volume was down 4 percent, 1 percent after adjustments were made for businesses we sold earlier in 1995.

Sales were up for the quarter, reflecting a higher-priced product mix and the beneficial effects of stronger currencies in Europe and Japan. However, overall selling price increases of 4 percent were not enough to compensate for raw material costs that were 24 percent higher than they were during the third quarter of 1994. In contrast, internal cost control efforts have been quite successful and enabled us to report a 9 percent increase in earnings for the quarter.

I continue to expect that Rohm and Haas's full-year 1995 earnings will exceed those of last year. The extent of the improvement will depend largely on the direction of worldwide economies and the degree of relief we get through declining raw material costs.


(J. LAWRENCE WILSON)
J. Lawrence Wilson,
Chairman                                              November 7, 1995

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                  MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 1995 VERSUS
THIRD QUARTER 1994

Third quarter 1995 earnings were $59 million and earnings per common share were $.85, up 7% and 9%, respectively, from last year's earnings of $55 million and $.78 per common share. Net sales of $942 million were up 8% from last year's results. Volume decreased 1%, excluding the effect of the sale of the styrene butadiene latex business, due to slowing economies around the world. Sales increased as a result of 4% higher selling prices, a higher-priced product mix, 7% stronger European currencies and a 10% stronger Japanese yen. Raw material prices were 24% higher than the prior-year period.

Polymers, Resins and Monomers earnings were $37 million, down 14% from the prior-year period. Excluding the effect of the sale of the styrene butadiene latex business, volume increased 1% and sales were up 8%. The weakness in volume growth was due to slower economies in the U.S., Europe and Latin America. A higher-priced product mix, higher selling prices and stronger currencies in Europe and Japan led to increased sales. Earnings were lower than last year because of higher raw material prices and production variances resulting from reduced manufacturing levels.

Performance Chemicals recorded earnings of $16 million, up from $3 million in 1994. Excluding the sale of Plaskon, sales increased 11% due to 4% higher volume, a higher-priced product mix and stronger currencies in Europe and Japan. Shipley, the company's electronic chemicals business, reported double-digit volume gains worldwide due to growth in the semiconductor market. Ion Exchange Resins had volume gains in all regions which resulted in reduced losses compared to last year's quarter.

Plastics earnings of $12 million were 20% lower than the prior-year quarter. Sales were flat on 15% lower volume, reflecting higher selling prices and stronger European currencies. Higher raw material prices hurt earnings. Demand for Plastics Additives products weakened in all regions as a result of the economic slowdown, especially in the construction markets. AtoHaas North America reported reduced shipments in North America and Latin America. AtoHaas Europe had breakeven results compared to a loss in the third quarter of 1994.

Agricultural Chemicals reported earnings of $2 million, up from breakeven results in the third quarter of 1994. Sales were down from the second quarter of 1995, reflecting a normal seasonal pattern, but were up 33% compared to

1994, due to very strong sales of Mimic, a new, low-risk insecticide used to control caterpillar infestations on cotton, fruit, vegetable and nut crops.

The third quarter gross profit margin declined to 33% from 34% in 1994. Selling prices increased 4%, but raw material prices were 24% higher than last year as a result of capacity shortages for key commodity chemicals, including acetone, butanol and propylene. The lower shipping volumes reduced production levels resulting in higher unit manufacturing costs, which also hurt margins.

Selling, administrative and research expenses were up 5%, due to currency impacts, higher spending in the Pacific Region to support business growth and certain credits in 1994 that were not repeated this year. Affiliate earnings were $1 million compared to a loss of $1 million in the prior-year period due to reduced losses from the AtoHaas affiliates.

NINE MONTHS 1995 VERSUS
NINE MONTHS 1994

Earnings for the first nine months were $225 million and $3.24 per common share, up 4% from last year's earnings of $217 million and $3.12 per common share. The 1995 results were reduced by a $17 million after-tax charge for additional potential liability related to the cleanup of the Whitmoyer waste site. Absent this charge, earnings would have increased 12%. Net sales of $2,969 million were 11% higher than 1994 due to 2% higher volume, excluding the sale of the styrene butadiene latex business, 3% higher selling prices, a higher-priced product mix, 10% stronger European currencies and a 14% stronger Japanese yen. Earnings were hurt by 29% higher raw material prices.

Polymers, Resins and Monomers earnings of $123 million were down 9% from 1994. Sales increased 11% due to 3% higher volume, excluding the effect of the sale of the styrene butadiene latex business, higher selling prices, a higher-priced product mix and stronger foreign currencies. Most business segments had good growth in Europe and Asia. Volume in North America was hurt by the slowdown in the construction and automotive markets. Higher raw material prices, costs associated with monomer production problems earlier in the year, and negative production variances due to lower manufacturing levels resulted in lower earnings.

Performance Chemicals reported earnings of $51 million, compared to $29 million in 1994. Sales increased 13%, reflecting 4% higher volume, a higher-priced product mix and stronger currencies in Europe and Japan. Shipley recorded double-digit increases in volume, sales and earnings. Biocides had good volume growth in North America and Europe. Petroleum Chemicals had lower volume in North America due to the loss of a major customer in 1994. The Ion Exchange Resins business reported significantly lower losses due to increased volume and the strong Japanese yen. Selling prices remained depressed and higher raw material prices hurt results for this business unit.

Plastics recorded earnings of $50 million, up 11% from $45 million in 1994. Sales were up 11%, though volume decreased 3%, reflecting higher selling prices and stronger European currencies. Earnings were hampered by increased raw material prices and higher manufacturing costs. Plastics Additives reported lower volume in North America and Europe caused by a production outage during the first quarter and the slowdown in the construction market. AtoHaas North America reported increased volume in the European and Pacific regions, but volume decreased in North America due to a slowdown in the automotive market. AtoHaas Europe reported strong earnings in 1995 compared to a small loss in 1994.

Agricultural Chemicals earnings were $41 million, up 11% versus 1994. Sales were up 14%, though volume decreased 3%, due to increased sales of newer, higher-priced insecticides and herbicides and stronger currencies in Europe. The volume decline is due to lower shipments of Dithane fungicide, primarily in Europe and Asia, caused by softness in demand and increased competition. Earnings growth was restrained by higher raw material prices and increased operating costs.

Corporate expenses totaled $40 million, compared to $29 million in 1994. The 1995 period included an after-tax charge of $17 million for additional potential liability related to the cleanup of the Whitmoyer waste site. Interest expense was lower in 1995 due to higher capitalization of interest as part of construction in progress.

The gross profit margin for the first nine months was 34% compared to 36% in the prior period. Margins declined due to 29% higher raw material prices, higher unit manufacturing costs due to lower production levels and costs associated with monomer production problems earlier in the year.

Selling, administrative and research expenses were flat compared to 1994, excluding the effect of stronger curren-cies, reflecting the benefit of continuing cost control efforts. Interest expense of $31 million was $6 million lower than last year, due to higher capitalization of interest as part of construction in progress. Affiliate earnings of $6 million reflect a substantial improvement from breakeven results reported last year, primarily due to earnings from the AtoHaas affiliates in 1995 compared to a small loss in 1994. Other expense, net, was $48 million, up from $18 million last year. The current year includes charges of $26 million for additional potential liability related to the Whitmoyer waste site and $4 million for the settlement of litigation.

LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

At the end of the quarter, cash and cash equivalents totaled $60 million, down $67 million from the 1994 year-end balance, primarily due to the repayment of debt. Accounts receivable were up $76 million during the first nine months, reflecting higher sales. The debt-to-equity ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 37% at the end of September, compared with 44% at year-end 1994.

Fixed asset additions during the first nine months of 1995 totaled $268 million and included spending for the new acrylic acid expansion at Houston, Texas, a new Biocides production facility at Bayport, Texas and the Lone Star emulsion facility at Houston, Texas. Spending for the full year is estimated to be in the range of $400 million.

On October 19, 1995, the board of directors declared regular quarterly dividends of $.41 per common share and $.6875 per preferred share. Both dividends are payable December 1, 1995, to stockholders of record on November 3, 1995.

                ROHM AND HAAS COMPANY AND SUBSIDIARIES

SALES BY BUSINESS GROUP AND CUSTOMER LOCATION (Millions of dollars)
----------------------------------------------------------------------------
THIRD QUARTER 1995 AND 1994
----------------------------------------------------------------------------

           Polymers,
          Resins and   Performance                Agricultural
           Monomers     Chemicals     Plastics     Chemicals        Total
         -----------   -----------   -----------  ------------   -----------
         1995   1994   1995   1994   1995   1994   1995   1994   1995   1994
-------  -----------   -----------   -----------  ------------   -----------
North
America  $312   $301   $ 92   $ 84   $ 94   $ 95   $ 33   $ 16   $531   $496
-------  -----------   -----------   -----------  ------------   -----------
Europe     77     67     62     55     55     51     22     18    216    191
-------  -----------   -----------   -----------  ------------   -----------
Pacific    48     39     64     63     10     11     15     15    137    128
-------  -----------   -----------   -----------  ------------   -----------
Latin
America    23     26      5      4      7      8     23     21     58     59
-------  -----------   -----------   -----------  ------------   -----------
Total    $460   $433   $223   $206   $166   $165   $ 93   $ 70   $942   $874

FIRST NINE MONTHS 1995 AND 1994
----------------------------------------------------------------------------
North
America $  927 $  893   $272   $255   $291   $278   $115  $  90  $1,605  $1,516
------- -------------   -----------   -----------   -----------  --------------
Europe     243    195    193    162    180    148    131    116     747     621
------- -------------   -----------   -----------   -----------  --------------
Pacific    143    107    196    167     37     30     67     66     443     370
------- -------------   -----------   -----------   -----------  --------------
Latin
America     72     72     17     15     19     19     66     61     174     167
------- -------------   -----------   -----------   -----------  --------------
Total   $1,385 $1,267   $678   $599   $527   $475   $379   $333  $2,969  $2,674
------- -------------   -----------   -----------   -----------  --------------

PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-------------------------------------------------------------------------------
                                 Percent           CUSTOMER           Percent
BUSINESS GROUP                   Change            LOCATION           Change
-------------------------------------------------------------------------------
Polymers, Resins and Monomers      (3)             North America        (4)
Performance Chemicals               3              Europe               (2)
Plastics                          (15)             Pacific               5
Agricultural Chemicals             13              Latin America        (9)
-------------------------------------------------------------------------------
Worldwide                          (4)             Worldwide            (4)
-------------------------------------------------------------------------------



CURRENT NINE MONTHS RELATIVE TO YEAR-EARLIER NINE MONTHS
-------------------------------------------------------------------------------
                                 Percent           CUSTOMER           Percent
BUSINESS GROUP                   Change            LOCATION           Change
-------------------------------------------------------------------------------
Polymers, Resins and Monomers      (1)             North America        (5)
Performance Chemicals               4              Europe                5
Plastics                           (3)             Pacific              17
Agricultural Chemicals             (3)             Latin America         1
-------------------------------------------------------------------------------
Worldwide                          (1)             Worldwide            (1)
-------------------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-------------------------------------------------------------------------------
                                    Quarter Ended            Nine Months Ended
                                    September 30,              September 30,
                                 -------------------       --------------------
                                  1995          1994        1995          1994
                                 -------------------       --------------------
BUSINESS GROUP                               (Millions of dollars)
                                 ----------------------------------------------

Polymers, Resins and Monomers     $37           $43         $123          $135
Performance Chemicals              16             3           51            29
Plastics                           12            15           50            45
Agricultural Chemicals              2            --           41            37
Corporate                          (8)           (6)         (40)          (29)
-------------------------------------------------------  ----------------------
   Total                          $59           $55         $225          $217
-------------------------------------------------------  ----------------------
CUSTOMER LOCATION
North America                     $39           $40         $135          $145
Europe                             17             9           81            58
Pacific                             8             8           37            30
Latin America                       3             4           12            13
Corporate                          (8)           (6)         (40)          (29)
-------------------------------------------------------  ----------------------
   Total                          $59           $55         $225          $217
-------------------------------------------------------  ----------------------
Corporate includes non-operating items such as interest income and expense.


ANALYSIS OF CHANGE IN PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
-----------------------------------------------------------------------
                                                  $/Share
                                                (after-tax)
                                     ----------------------------------
                                          THIRD             FIRST
GROSS PROFIT                             QUARTER         NINE MONTHS
                                     ---------------  -----------------
Selling prices                            $ .41              $1.02
Raw material prices                        (.45)             (1.61)
Physical volume and product mix             .10                .49
Other manufacturing costs                  (.04)               .07
Currency effect on gross profit             .08                .41
----------------------------------------------------  -----------------
   Increase in gross profit                 .10                .38
----------------------------------------------------  -----------------
OTHER CAUSES
Selling, administrative and
  research expenses*                       (.09)              (.16)
Interest expense                             --                .06
Share of affiliate earnings                 .03                .09
Certain waste disposal site cleanup costs    --               (.25)
Other                                       .03                 --
----------------------------------------------------  -----------------
   Decrease from other causes              (.03)              (.26)
----------------------------------------------------  -----------------
Increase in per-share earnings            $ .07              $ .12
----------------------------------------------------  -----------------
*The amounts shown are on a U.S. dollar basis and include the impact of currency movements as compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                 Quarter Ended            Nine Months Ended
                                 September 30,              September 30,
                             -----------------------   ------------------------
                                1995          1994        1995          1994
                             -----------------------   ------------------------
CURRENT EARNINGS               (Millions of dollars, except per share amounts)
                             --------------------------------------------------
Net sales                      $   942      $   874     $ 2,969       $ 2,674
Cost of goods sold                 634          576       1,963         1,708
----------------------------------------------------    -----------------------
Gross profit                       308          298       1,006           966

Selling and administrative
   expense                         154          144         455           435
Research and development
   expense                          47           48         139           142
Interest expense                    11           11          31            37
Share of affiliate net
   earnings (losses)                 1           (1)          6            --
Other expense, net                  12           11          48            18
----------------------------------------------------    -----------------------
Earnings before income taxes        85           83         339           334
Income taxes                        26           28         114           117
----------------------------------------------------    -----------------------
NET EARNINGS                   $    59      $    55     $   225       $   217
Less preferred stock dividends       2            2           6             6
----------------------------------------------------    -----------------------
NET EARNINGS APPLICABLE TO
 COMMON SHAREHOLDERS           $    57      $    53     $   219       $   211
----------------------------------------------------    -----------------------

PER COMMON SHARE:
Net earnings                   $   .85      $   .78     $  3.24       $  3.12
Common dividends               $   .41      $   .37     $  1.15       $  1.07

Average number of common
 shares outstanding (000's)     67,466       67,743      67,587        67,710
----------------------------------------------------   ------------------------
See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS (Subject to Year-end audit)
-------------------------------------------------------------------------------
                                                         Nine Months Ended
                                                           September 30,
                                                    ---------------------------
                                                         1995         1994
                                                    ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                   (Millions of dollars)
                                                    ---------------------------
Net earnings                                            $ 225        $ 217
Adjustments to reconcile net earnings
 to cash provided by operating activities:
     Depreciation                                         178          171
     Deferred income taxes                                 23           34
     Accounts receivable                                  (77)        (112)
     Inventories                                           28          (39)
     Accounts payable                                     (42)           7
     Other working capital changes, net                   (29)          58
     Other, net                                            37           33
-------------------------------------------------------------------------------
     Net cash provided by operating activities            343          369
-------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment               (268)        (211)
Proceeds from the sale of facilities and investments       49            3
-------------------------------------------------------------------------------
     Net cash used by investing activities               (219)        (208)
-------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Purchases of treasury shares                              (25)          --
Proceeds from issuance of long-term debt                   25           34
Repayments of long-term debt                             (112)         (12)
Net change in short-term borrowings                        (2)         (38)
Payment of dividends                                      (81)         (76)
Other, net                                                  4           17
-------------------------------------------------------------------------------
     Net cash used by financing activities               (191)         (75)
-------------------------------------------------------------------------------
Effect of exchange rate changes on cash                    --            1
-------------------------------------------------------------------------------
     NET (DECREASE) INCREASE IN CASH AND CASH
        EQUIVALENTS                                     $ (67)       $  87
-------------------------------------------------------------------------------
See notes to consolidated financial statements.

10

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Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS (Subject to Year-end Audit)
-------------------------------------------------------------------------------
                                      SEPT. 30,     December 31,     Sept. 30,
                                        1995            1994           1994
                                      -----------------------------------------
ASSETS                                       (Millions of dollars)
                                      -----------------------------------------
Current assets:
   Cash and cash equivalents           $   60         $  127          $  122
   Receivables, net                       755            679             716
   Inventories (note d)                   451            487             433
   Prepaid expenses and other assets      156            147             170
-------------------------------------------------------------------------------
     Total current assets               1,422          1,440           1,441
-------------------------------------------------------------------------------
Land, buildings and equipment           4,060          3,969           3,896
Less accumulated depreciation           2,076          2,009           1,976
-------------------------------------------------------------------------------
     Net land, buildings and equipment  1,984          1,960           1,920
-------------------------------------------------------------------------------
Other assets                              476            461             452
-------------------------------------------------------------------------------
                                       $3,882         $3,861          $3,813
-------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                       $   81         $  157          $   50
   Accounts payable and accrued
     liabilities                          630            699             630
   Accrued income taxes                    63             76              45
-------------------------------------------------------------------------------
     Total current liabilities            774            932             725
-------------------------------------------------------------------------------
Long-term debt                            619            629             723
Other liabilities                         740            680             772

Stockholders' equity:
   $2.75 Cumulative convertible
     preferred stock (note e)             133            134             135
   Common stock: shares issued
     --78,652,380                         197            197             197
   Additional paid-in capital             151            151             151
   Retained earnings                    1,750          1,606           1,585
-------------------------------------------------------------------------------
                                        2,231          2,088           2,068
   Less: Treasury stock (note f)          342            323             322
   Less: ESOP shares                      153            156             158
   Other equity adjustments                13             11               5
-------------------------------------------------------------------------------
     Total stockholders' equity         1,749          1,620           1,593
-------------------------------------------------------------------------------
                                       $3,882         $3,861          $3,813
-------------------------------------------------------------------------------
See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. It is suggested that these financial statements be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1994.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential corrective actions at some of its manufacturing facilities. The amounts charged to earnings before tax for environmental remediation were $32 million and $17 million for the nine months ended September 30, 1995 and 1994, respectively. The charge in the 1995 period includes additional accruals in the first quarter related to the Whitmoyer waste site. At September 30, 1995, the reserves for remediation were $171 million and probable insurance recoveries were $72 million.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $80 million. The company has also identified other sites where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                              SEPT. 30,          Dec. 31,         Sept. 30,
                                1995               1994              1994
                              ---------          --------         ---------
Finished products and
      work in process           $318               $378              $327

Raw materials and supplies       133                109               106
                                ----               ----              ----
Total inventories               $451               $487              $433
                                ----               ----              ----

(E) The number of preferred shares issued and outstanding were:

    September 30, 1995                 2,659,268
    December 31, 1994                  2,676,515
    September 30, 1994                 2,691,029

(F) The number of common treasury shares were:

    September 30, 1995                11,302,069
    December 31, 1994                 10,960,614
    September 30, 1994                10,940,637

                            APPENDIX TO EXHIBIT 20

                (Pursuant to Part 232.304(a) of Regulation S-T)

      Graphic                       Description/Cross Reference
---------------------       -------------------------------------------------

Cover                       Company name with globe and words
                            "Third Quarter 1995"

Pie Charts                  Description included in introduction to Exhibit 20
                            (not incorporated by reference)

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